UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement by Embraer S.A. of Early Results of Offer to Purchase for Cash

Certain Outstanding 6.950% Senior Unsecured Guaranteed Notes due 2028

São Paulo, February 20, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announces the early results of its previously announced offer to purchase for cash up to US$150,000,000 in aggregate principal amount (the “Maximum Principal Amount”) of the outstanding 6.950% senior unsecured guaranteed notes due 2028 (the “2028 Notes”), issued by Embraer Netherlands Finance B.V. (“Embraer Finance”) and unconditionally and irrevocably guaranteed by Embraer (the “Tender Offer”).

The Tender Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated February 5, 2025 (the “Offer to Purchase”) relating to the 2028 Notes. Information regarding the 2028 Notes and the early results of the Tender Offer is summarized in the following table:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding Prior to the Tender Offer	Principal Amount Tendered	Principal Amount Accepted for Purchase	Principal Amount Outstanding Following the Capped Early Settlement Date	Proration Factor(1)	Reference U.S. Treasury Security	Bloomberg Reference Page(2)	Fixed Spread(3)	Capped Early Tender Payment(4)
6.950% Senior Unsecured Guaranteed Notes due 2028	Regulation S: N29505 AA7 / USN29505AA70 Rule 144A: 29082H AC6 / US29082HAC60	US$479,254,000	US$205,212,000	US$150,000,000	US$329,254,000	60.3%	4.250% due January 15, 2028	FIT1	80 bps	US$50.00

(1)	The proration factor has been rounded to the nearest tenth of a percentage point for presentation purposes.
(2)	The applicable page on Bloomberg from which the Dealer Managers (as defined below) will quote the bid side price of the Reference U.S. Treasury Security.
(3)	Inclusive of Capped Early Tender Payment.
(4)

Per US$1,000 principal amount. The Capped Total Consideration (as defined in the Offer to Purchase) for the 2028 Notes validly tendered and not validly withdrawn on or prior to the Capped Early Tender Date (as defined below) and accepted for purchase is calculated using the applicable Fixed Spread and is inclusive of the Capped Early Tender Payment.

Information on the Tender Offer

The Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on March 6, 2025, unless extended or earlier terminated by Embraer (such time and date, as it may be extended, the “Capped Expiration Date”). Holders of 2028 Notes who validly tendered (and did not validly withdraw) their 2028 Notes at or prior to 5:00 p.m., New York City time, on February 19, 2025 (such time and date, the “Capped Early Tender Date”) are eligible to receive the applicable Capped Total Consideration, as determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread (as set forth in the table above) plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the table above at 11:00 a.m., New York City time, on February 20, 2025. Embraer expects to announce the pricing of the Tender Offer on February 20, 2025.

D.F. King & Co., Inc., the tender agent and the information agent for the Tender Offer (the “Tender and Information Agent”), informed that, as of the Capped Early Tender Date, US$205,212,000 in aggregate principal amount of 2028 Notes had been validly tendered (and not validly withdrawn) by holders of 2028 Notes.

As the aggregate principal amount of 2028 Notes validly tendered (and not validly withdrawn) by holders of 2028 Notes as of the Capped Early Tender Date exceeds the Maximum Principal Amount, the Tender Offer has been oversubscribed. Embraer has accepted for purchase 2028 Notes validly tendered (and not validly withdrawn) in the Tender Offer at or prior to the Capped Early Tender Date up to the Maximum Principal Amount, resulting in a proration factor of approximately 60.3%.

All conditions described in the Offer to Purchase, including the Financing Condition, have been satisfied, and Embraer has accepted for purchase 2028 Notes validly tendered (and not validly withdrawn) at or prior to the Capped Early Tender Date as prorated by the Proration Factor. Any tendered 2028 Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

As the aggregate principal amount of 2028 Notes validly tendered (and not validly withdrawn) by holders of 2028 Notes as of the Capped Early Tender Date exceeds the Maximum Principal Amount, Embraer will not accept for purchase any 2028 Notes tendered after the Capped Early Tender Date.

Conditions to the Tender Offer

The Tender Offer is not conditioned upon the tender of any minimum principal amount of 2028 Notes. However, the Tender Offer is subject to the Maximum Principal Amount. Embraer reserves the right to amend the Tender Offer at any time in its sole discretion, subject to compliance with applicable law and to not accept any tenders of 2028 Notes for any reason.

Settlement

Holders of 2028 Notes that have validly tendered and not validly withdrawn their 2028 Notes at or prior to the Capped Early Tender Date will receive the Capped Total Consideration on the early settlement date, which date is expected to be on February 21, 2025 (the “Capped Early Settlement Date”). Embraer will pay holders of the 2028 Notes validly tendered and accepted for purchase on a pro rata basis according to the proration procedures described in the Offer to Purchase.

For More Information

The terms and conditions of the Tender Offer are described in the Offer to Purchase. Copies of the Offer to Purchase are available at www.dfking.com/embraer and by request to the Tender and Information Agent. Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent at +1 (800) 829-6554 (toll free) and +1 (212) 269-5550 (collect) or by e-mail to embraer@dfking.com.

Embraer has engaged Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and PNC Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. The Dealer Managers can be contacted at their telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Tender Offer.

Disclaimer

None of Embraer, the Dealer Managers, the Tender and Information Agent, the trustee for the 2028 Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any 2028 Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders of the 2028 Notes must make their own decision as to whether to tender any of their 2028 Notes and, if so, the principal amount of 2028 Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of the 2028 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Embraer by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
Name: Antonio Carlos Garcia
Title: Executive Vice President of Finance and Investor Relations